June 21, 2012

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Luxoft Holding, Inc (the “Company”)
Registration Statement on Form F-1 (File No. 333-188765) Initially Filed on May 22, 2013 (CIK No. 0001538735)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as the representative of the several underwriters (the “Underwriters”) hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. EDT on June 25, 2013, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that the Underwriters have effected the following distribution of the Company’s Preliminary Prospectus dated June 12, 2013 through the date hereof:

No. of Copies
Prospective Underwriters	1,052
Institutional Investors	4,502
Dealers	5
Other	941
Total	6,500

The undersigned, as the representative of the several Underwriters, advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

UBS LIMITED
As the representative of the several underwriters

By:	/s/ R. Scotts
Name:	R. Scotts
Title:	Managing Director

By:	/s/ G. Egorov
Name:	G. Egorov
Title:	Managing Director

[Signature page to Luxoft Holding, Inc Acceleration Request]